Filed by Forest Oil Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Forest Oil Corporation

Filer’s SEC File No.: 001-13515

Date: May 13, 2014

Sabine oil & gas

FOREST

1916

OIL

FO

Combination of Sabine Oil & Gas LLC and

Forest Oil Corporation

May 6, 2014

Filed by Forest Oil Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Forest Oil Corporation

Filer’s SEC File No.: 001-13515

Date: May 13, 2014

Forward Looking Statements

FOREST

1916

OIL

FO

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

In connection with the proposed transactions, New Forest Oil Inc. (which will be renamed Sabine Oil & Gas Corporation as of the closing of the proposed transaction) (“Holdco”) intends to file with the SEC a registration statement on Form S-4 that will include the proxy statement of Forest Oil Corporation that also constitutes a prospectus of Holdco. Each of Holdco and Forest Oil Corporation also plan to file other relevant documents with the SEC regarding the proposed transactions. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the joint proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by Holdco and Forest Oil Corporation with the SEC at the SEC’s website at www.sec.gov. You may also obtain these documents by contacting Holdco or Forest Oil Corporation at Forest Oil Corporation’s Investor Relations department at www.forestoil.com or by email at

IR@forestoil.com.

PARTICIPANTS IN THE SOLICITATION

Holdco, Forest Oil Corporation, Sabine Oil & Gas LLC and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. Information about Forest Oil Corporation’s directors is available in Forest Oil Corporation’s proxy statement filed with the SEC on March 26, 2014, for its 2014 annual meeting of shareholders, and information about Forest Oil Corporation’s executive officers is available in Forest Oil Corporation’s Annual Report to shareholders filed with the SEC on February 26, 2014. Information about Sabine Oil & Gas LLC’s directors and executive officers was filed by Sabine Oil & Gas LLC with the SEC on May 6, 2014 pursuant to Rule 14a-12 promulgated under the Securities Exchange Act of 1934. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transactions when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Holdco or Forest Oil Corporation using the sources indicated above.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements concerning the proposed transactions, its financial and business impact, management’s beliefs and objectives with respect thereto, and management’s current expectations for future operating and financial performance, based on assumptions currently believed to be valid. Forward-looking statements are all statements other than statements of historical facts. The words “anticipates,” “may,” “can,” “plans,” “believes,” “estimates,” “expects,” “projects,” “intends,” “likely,” “will,” “should,” “to be,” and any similar expressions or other words of similar meaning are intended to identify those assertions as forward-looking statements. It is uncertain whether the events anticipated will transpire, or if they do occur what impact they will have on the results of operations and financial condition of Holdco, Forest Oil Corporation or Sabine Oil & Gas LLC. These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those anticipated, including but not limited to the ability of the parties to satisfy the conditions precedent and consummate the proposed transactions, the timing of consummation of the proposed transactions, the ability of the parties to secure regulatory approvals in a timely manner or on the terms desired or anticipated, the ability of Holdco to integrate the acquired operations, the ability to implement the anticipated business plans following closing and achieve anticipated benefits and savings, and the ability to realize opportunities for growth. Other important economic, political, regulatory, legal, technological, competitive and other uncertainties are identified in the documents filed with the SEC by Holdco or Forest Oil Corporation from time to time, including Forest Oil Corporation’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K. For additional information on the risks and uncertainties that could impact Sabine Oil & Gas LLC’s business and operations, please see the Annual Report posted to the investor relations section of its web site at www.sabineoil.com. The forward-looking statements including in this document are made only as of the date hereof. None of Holdco, Forest Oil Corporation nor Sabine Oil & Gas LLC undertakes any obligation to update the forward-looking statements included in this document to reflect subsequent events or circumstances.

Transaction Summary

FOREST

1916

OIL

FO

Transaction Overview

» All-stock strategic combination between Sabine Oil & Gas LLC (“Sabine”) and Forest Oil Corporation (“Forest” or “FST”) under a newly incorporated public holding company, Sabine Oil & Gas Corporation (“SABO”), expected to be listed on the NYSE

» Company headquarters – Houston, Texas

Consideration

» Each Forest share to be exchanged for 0.1 shares of SABO

Designed to replicate a 10 for 1 reverse stock split

» Former Sabine unitholders to own 73.5% of pro forma shares

» Former Forest shareholders to own 26.5% of pro forma shares

Board / Management

» Board representation proportional to ownership interest

6 current Sabine directors, 2 current Forest directors

C-Suite Team from Sabine

David Sambrooks – Chairman and Chief Executive Officer

Shane Bayless – Chief Financial Officer

Todd Levesque – Chief Operating Officer

Key Conditions / Timing

» Approval by Forest shareholders

» Customary regulatory approvals

» Closing expected in late Q3 / early Q4

Strategic Rationale

FOREST

1916

FO

OIL

Complementary Asset Positions

» Extensive overlap in top two asset areas: East Texas and Eagle Ford

» Creates a leading East Texas position of ~207,000 net acres

Compelling inventory of high return, liquids-rich Cotton Valley Sand opportunities

Significant inventory of Haynesville drilling opportunities with compelling current economics and significant upside value

» Complementary positions in the Eagle Ford, creating significant scale of ~65,000 net acres

Sabine’s Eagle Ford results top 10% in the industry in 2013

Scale and Growth

» Combined 12/31/13 proved reserves of 1.5 Tcfe (71% gas) and 2014E production of ~345 Mmcfed (65% gas) based on respective company guidance

» Substantial production and cash flow growth

Over 20% pro forma 2014E production growth

Operating Synergies

»Cost savings from reduced overhead and streamlined operations

» Ability to optimize capital allocation on $800 - $825 million capital program

» Will apply top tier operational results across portfolio

Capitalization

» Liquidity to fund drilling program through 2015 without accessing capital markets

» Clear path to improving balance sheet through property divestments and optimized capital allocation - to be implemented as a top priority

» First Reserve, an energy-focused private equity firm, remains a controlling shareholder

Leadership

FOREST OIL

1916

FO

»The combined company’s management team has been together since Sabine’s formation in 2007, delivering top-tier well results and production/cash flow/asset growth

Former Vice President and General Manager of Devon Energy Corporation’s Southern Division and prior to that, their International Division

Over his thirty-four years of experience, held various executive, business development and engineering positions with Sun Oil Company / Oryx Energy and Santa Fe Energy Resources / Santa Fe Snyder Corporation David Sambrooks Chief Executive Officer

Bachelor of Science degree in Mechanical Engineering from the University of Texas at Austin and a Master of Business Administration from the Executive Program at the University of Houston

Former Executive Vice President - Chief Financial Officer and Treasurer with Petrohawk Energy

Over his twenty-four years of experience, held various executive and senior positions with 3TEC Energy, Encore Acquisition Company, Hugoton Energy and Ernst & Young

Bachelor of Science in Accounting from Wichita State University and a Certified Public Accountant

Shane Bayless

Executive Vice President and Chief Financial Officer

Previously served as Senior Vice President of Engineering and Development of Sabine

Over his twenty-two years of experience, held various engineering and management positions with Devon/Ocean Energy, Burlington Resources and Amerada Hess

Bachelor of Science degree in Petroleum Engineering from Texas A&M University

Todd Levesque

Executive Vice President and Chief Operating Officer

Complementary Asset Footprints

Map of Acreage Position[1]


Granite Wash
• ~33,500 net acres
• 15 Mmcfe/d (29% gas)
OKLAHOMA
Arkoma
ARKANSAS
• ~35,000 net acres
• 22 Mmcfe/d (100% gas)
East Texas
Upshur
Marion
Harrison
Gregg
Caddo
Smith
Rusk
Panola
De Soto
Cherokee
• ~207,000 net acres[2]
• 178 Mmcfe/d (81% gas)
MISSISSIPPI
Mississippi
LOUISIANA
• ~14,600 net acres
• No current production
Permian Basin
• ~60,250 net acres
• No material production
Eagle Ford
Gonzales
Lavaca
Wilson
DeWitt
Karnes
• ~64,500 net acres
• 74 Mmcfe/d (31% gas)
TEXAS
Sabine Acreage
Forest Acreage

Combined Total

- ~424,000 net acres
- ~290 Mmcfe/d current production (67% gas)
- 1,464 Bcfe proved reserves (61% PD; 71% gas)
- Creates one of the largest East Texas positions with concentrated and contiguous acreage

1 Daily production representative of 1Q 2014 production
2 Does not include additional acreage in North Louisiana or ~71,000 DK exploratory net acres in East Texas

5

Pro Forma Asset Profile

FOREST OIL

FO

1916 Proved Reserves (1) Bcfe 1,600 1,464 1,400 421 1,200 (29%) 1,000 839 800 251 625 (30%) 600 170 1,043 (27%) (71%) 400 588 200 455 (70%) (73%) 0 Forest Sabine Pro Forma

Gas Oil & NGLs FY2014E Production Guidance

Mmcfe/d 350 345 300 122 (35%) 250 220 200 78 (35%) 150 125 223 100 44 (65%) (35%) 142 (65%) 50 81 (65%) 0 Forest (2) Sabine(2) Pro Forma (3)

Gas Oil & NGLs

Acreage (in thousands) Net acres 500 424 400 60 34 300 65 247 59 60 200 178 25 34 59 40 100 207 103 104 0 Forest Sabine

Pro Forma

East Texas(4)

Ark-La-Tex(5)

Eagle Ford

North Texas

Permian

1 As of 12/31/13

2 Per current guidance

3 Represents combination of current standalone guidance from Forest and Sabine management

4 Does not include additional ~71,000 DK net acres in East Texas

5 Excludes East Texas acreage

FOREST OIL

Pro Forma Asset Profile Versus Comps

FOREST

FO

1916

OIL

» Combined company gains significant scale; aligns with gas-weighted peers with focus on East Texas

Proved Reserves(1)

Bcfe 4,966 5,000 4,344 4,000 3,614 134% proved

3,000 reserve increase to Forest

2,000 1,671 1,464 1,124 1,000 839 818 625 609 585 534 352 0

WPX

QEP

UPL

ROSE SABO XCO Sabine PVA

FST

CRZO

CRK

JONE

SN PF

% Gas 75% 61% 94%

40% 71% 90% 70% 39% 73% 31% 77% 44% 11%

2014E Production(2) MMcfe/d 1,400 1,247 1,200

1,000

176% 2014E 806 800

production increase

677 to Forest

600

387

380

400

345

220

187 175

200

152 134

133

125

0

WPX

QEP

UPL

XCO ROSE SABO Sabine CRK CRZO PVA JONE

SN

FST

PF

% Gas(3) 79%

63%

93%

89%

37% 67% 67% 74% 42% 32% 48%

13% 68%

1 Per company press releases and SEC filings. Reserves data includes most recent information released by listed companies

2 Peers 2014E production per FactSet estimates. Sabine and Forest 2014E production per Sabine and Forest guidance

3 Percent gas per latest daily production from company press releases and SEC filings

Industry Leading East Texas Position

Acreage Location


Texas
Camp
Morris
Cass
Marion
Upshur
Harrison
Gregg
Smith
Rusk
Panola
Cherokee
Shelby
Sabine Acreage
Forest Acreage

East Texas has been a core asset for Sabine and Forest. With current gas prices and increased activity, this area will provide significant production and reserve growth.

Asset Overview

- Combination creates large, contiguous acreage position providing critical mass in region
- Evolving completion techniques, lower costs and improving gas prices leading to better economics and increased activity
- Multi-play basin with opportunities in the Cotton Valley (multiple benches), Haynesville, Bossier, Pettet and Travis Peak
- **2013 Combined Cotton Valley Sand Program – 11 wells**

24-hr IP (Mmcfe/d)	*11.0*
30-day IP (Mmcfe/d)	*9.5*
% Liquids	*34%*
EUR (Bcfe)	*9.2*
Well Cost ($ millions)	*$8.8*

Program Economics	*Commodity Pricing*	
	$4/$90	*Strip*[1]
Rate of Return	*27%*	*36%*
PV10 per well ($ millions)	*$4.3*	*$5.6*
F&D ($/mcfe)	*$1.23*	

- **2013 Sabine Haynesville Program – 7 wells**

24-hr IP (Mmcfe/d)	*10.4*
30-day IP (Mmcfe/d)	*9.7*
% Liquids	*7%*
EUR (Bcfe)	*8.0*
Well Cost ($ millions)	*$9.3*

Program Economics	*Commodity Pricing*	
	$4/$90	*Strip*[1]
Rate of Return	*17%*	*26%*
PV10 per well ($ millions)	*$1.7*	*$3.4*
F&D ($/mcfe)	*$1.54*	

- 2014 Plans
  - Currently running four rigs in liquids-rich Cotton Valley play
  - Test new Haynesville well design, $700k potential capital savings
  - Evaluating drilling program for combined company, potential for increased activity

1 Strip pricing as of 4/29/14

8

FO

Industry Leading Performance

FOREST OIL 1916

Avg. 12 Month Cum, Mmcfe (# of wells)

2,000

Top Industry Operators – Cotton Valley

1,800 1,600 1,400 1,200 1,000 800 600 400 200 - 5 23 9 13 5 6 22 37

24 10 32 18 51 6 21 47 31 74 6 11 10 9 10 10 8 5 8

Sabine A B C D FST E Sabine F G H I J K L M FST N O P Q R

S T U V W 2013 2013 Total Total Program Program Avg. 12 Month Cum, Mmcfe 2,500

- (# of wells) Top 25 Operators - Haynesville 302 11 148 269 2,000 193 106 23 7 17 105 577 77 20 1,500 49 24 20 45 103 8

4 5 85 11 39 1,000 4 14 500 A B C D E F G Sabine FST I J K L Sabine M N O P Q R S T U V W X

2013 Total Total Program Program

Source: HPDI Data for industry wells. Internal production estimates for  Forest and Sabine Note: Industry results represent entire Cotton Valley and Haynesville plays, respectively.

Cotton Valley

» Advanced completion design relative to most in industry, improving well performance

Incorporated Haynesville designs into CV completion

Higher perf cluster density

Tighter frac stage spacing

Higher fluid and proppant volumes

» Plan to apply Sabine’s completion design across combined company

» Experience: With almost 70 CV completions combined, knowledge to high-grade acreage

Haynesville

» Latest Sabine performance on-par with NLA Haynesville “core” – with lower cost structure

» Tighter perf clusters, frac stages, utilizing “zipper” fracs

» Higher stimulation volumes

More economical proppant, reduced chemical usage has offset cost impact  of larger stimulations

» Deeper landing point in reservoir, contacts more rock

Significant Eagle Ford Position

Acreage Overview



Texas
CALDWELL
FAYETTE
GUADALUPE
Penn Virginia
GONZALES
LAVACA
Sabine Shiner Area
WILSON
Devon (former GeoSouthern)
DE WITT
KARNES
Sabine Sugarkane Area
VICTORIA
GOLIAD

Sabine Acreage   Forest Acreage

Sabine acreage borders Devon and Penn Virginia, with comparable results. Devon/GeoSouthern sale and recent PVA stock rally are additional positive indications of industry/market view of this part of Eagle Ford play.

1 Strip pricing as of 4/29/14

Asset Overview

- Sabine's results have extended the best part of the Eagle Ford trend further northeast, with results comparable to core players
- Sabine acreage is generally in the gas-condensate window
  - Higher pressures and gas reservoirs improve recoveries
  - Best wells are in this part of the hydrocarbon envelope
- Forest acreage subject to Schlumberger agreement whereby Schlumberger receives a 50% working interest in Forest's Eagle Ford assets in exchange for a $90 million drilling carry
  - $29 million of carry remaining as of 12/31/13
- Leveraging experience from Haynesville resource development and targeting of Upper Eagle Ford to generate superior results
- **2013 Sabine Shiner Area Eagle Ford Program – 10 wells**

24-hr IP (Boe/d)	*1,772*
30-day IP (Boe/d)	*1,331*
% Liquids	*78%*
EUR (Mboe)	*723*
Well Cost ($ millions)	*$10.6*

Program Economics	*Commodity Pricing*	
	$4/$90	*Strip*[1]
Rate of Return	*27%*	*34%*
PV10 per well ($ millions)	*$2.4*	*$2.8*
F&D ($/boe)	*$19.29*	

- 2014 Plans
  - Currently operating four rigs in DeWitt/Lavaca and two rigs in Gonzales
  - Greater scale allows for combined company to evaluate opportunity to shift more capital to East Texas

10

FO

Eagle Ford Performance

FOREST OIL 1916

Avg. 12 Month Cum, Mboe (6:1)

250

198 (# of wells)

Top 25 Operators 200 140 280 26 185 2 223 374 57 150 189 176 91 35 416 100 83 10

791 7 112 55 578 49 28 173 14 50 -

A B C Sabine D E F G H I J K L M N O P Q R S T U V W X 180

198 (# of wells)

Top 25

Operators 160 140 (20:1) 374 280 120

Mboe 26 140 189 35 100 416 83 791 7 55 14 223 Cum, 80 2 10 100 222 43 57 12 578 173 43 8

Month 60 12 40 Avg 20 -

A B C Sabine D E

F

G

H

I

J

K

L M N

O

P Q

R

S

T

U

V

W

X

Source: HPDI Data for industry wells. Internal production estimates for  Sabine

Note: Industry results represent entire Eagle Ford Play

» In northern DeWitt and Lavaca counties, Sabine has validated that the upper Eagle Ford has excellent productivity

» Also unique to industry, Sabine brought its Haynesville completion experience to the Eagle Ford

Tighter perf cluster, frac stage spacing

Hybrid fluid design with emphasis on high volumes of slick water

Lower strength proppant to reduce cost

Less expensive proppant and reduced chemicals helps offset cost of additional stimulation volumes

» Optimal landing point coupled with significant stimulated rock volume translates into shallower production declines

Operators in Lower Eagle Ford tout higher 24-hour IP’s, but  first year production for Sabine wells is comparable

High Return Granite Wash Position

Acreage Overview



Texas
OCHILTREE
LIPSCOMB
Mesa Vista (2011)
Cum: 2 MMBOE (49% Oil)
Lard Ranch Field (2005)
Cum: 13.9 MMBOE (21% Oil)
Hemphill Field (1963)
Cum: 169.5 MMBOE (8% Oil)
HUTCHINSON
ROBERTS
HEMPHILL
Mendota Field (1964)
Cum: 130.1 MMBOE (13% Oil)
Buffalo Wallow Field (1969)
Cum: 286.1 MMBOE (4% Oil)
Stiles Ranch Field (1979)
Cum: 170.2 MMBOE (11% Oil)
CARSON
GRAY
WHEELER

Mesa Vista and Lard Ranch have been extensions on-trend with several large Granite Wash developments. With the shallower depth, Mesa Vista also has a higher oil content.

Asset Overview

- Sabine operates ~ 33,500 net acres in oil window of play, shallowest part of Granite Wash trend
  - Outstanding productivity, with 8 of 17 horizontals producing (or projected to produce) in excess of 200 Mboe in first year
    - Two recent wells projected at 300-350 Mboe in first year (~ 60% oil)
  - Two years of identified drilling locations, with potential for up to 200 locations depending on western delineation results
  - Wells to date have exhibited extremely strong economics, often paying out in under a year
- Sabine is currently testing the western extent of the Granite Wash, which could represent material upside to the inventory count on this position
- **Sabine 2013 Program Results – 5 wells**

24-hr IP (Boe/d)	*1,561*
30-day IP (Boe/d)	*1,142*
% Liquids	*76%*
EUR (Mboe)	*674*
Well Cost ($ millions)	*$8.1*

Program Economics	*Commodity Pricing*	
	$4/$90	*Strip[1]*
Rate of Return	*>100%*	*>100%*
PV10 per well ($ millions)	*$5.3*	*$5.7*
F&D ($/boe)	*$15.20*	

- 2014 Plans
  - 2014 development plan: Running 2 rigs, balance of low-risk development locations with measured step-out tests to the west

1 Strip pricing as of 4/29/14

12

Financing Highlights and Pro Forma Capitalization

Financing Highlights

- New RBL facility
- Assumes Sabine's 2nd lien and bonds remain in place
  - Will monitor markets to opportunistically refinance all or a portion of these
- Forest bonds subject to change of control put at 101; if put, issue new Senior Notes (or use cash or RBL) for put amount but plan to tender for bonds with newly issued Senior Notes (and/or cash or RBL) at closing or amend bonds to remove change of control put
- Committed bridge facility backstops funds for change of control put or debt tender if new Senior Notes issuance is unsuccessful
- **The combined company will pursue portfolio rationalization and debt reduction over the next twelve months**
  - Will aggressively but prudently evaluate accretive divestment opportunities
    - To allow optimization of capital allocation
    - To increase liquidity and de-lever balance sheet

Capitalization Table

($ in millions)	Q1 2014 Sabine	Q1 2014 Forest	Pro Forma
Cash	$1	$48	$49
Revolving Credit Facility	$355	-	$376
2nd Lien Term Loan due 2018	650	-	650
Senior Unsecured Notes due 2017	350	-	350
Senior Unsecured Notes due 2019	-	$578	-
Senior Unsecured Notes due 2020	-	222	-
New Senior Notes	-	-	850
Total Debt	**$1,355**	**$800**	**$2,226**
Book Equity	199	35	365
Total Book Capitalization	**$1,554**	**$835**	**$2,592**
LTM 3/31/14 EBITDA[1]	$313	$169	$482
Proved Reserves (Bcfe)[2]	839	625	1,464
% Liquids	*30%*	*27%*	*29%*
Proved Developed Reserves (Bcfe)[2]	466	414	881
Latest Daily Production (Mmcfe/d)[3]	185	105	290
Credit Statistics			
Debt / LTM EBITDA	4.3x	4.7x	4.6x
Debt / Proved Reserves ($/mcfe)	$1.61	$1.28	$1.52
Debt / PD Reserves ($/mcfe)	$2.91	$1.93	$2.53
Debt / Latest Daily Prod. ($/mcfe/d)	$7,339	$7,609	$7,683
Liquidity			
Cash	$1	$48	$49
Revolver Borrowing Base	$700	$300	$1,000
Amount Drawn	(355)	0	(376)
Total Liquidity	$346	$348	**$673**

1 Forest pro forma for 2013 divestitures
2 Reserves as of 12/31/13
3 Average 1Q 2014 production

13

2014 Financial Guidance

FOREST OIL 1916 FO

Pro Forma Combined 2014E Guidance

Low - High Midpoint

Production:

Natural Gas (Mmcf/d) 212 - 234 223

Oil (Bbl/d) 10,731 - 11,860 11,296

Natural Gas Liquids (Bbl/d) 8,552 - 9,452 9,002

Total Production (Mmcfe/d) 328 - 362 345

Total Production (Mboe/d) 55 - 60 58

Operating Expenses:

Lease Operating / Workover Expense $0.75 - $0.85 $0.80

Marketing, Transportation, Processing $0.25 - $0.35 $0.30

Production & Ad Valorem Taxes (1) $0.35 - $0.40 $0.38

General & Administrative Expense $0.39 - $0.44 $0.42

Total Operating Expense ($ / Mcfe) $1.74 - $2.04 $1.89

Capex:

Total Capex ($ millions) $800 - $825

1 Production taxes assume price deck of $3.50/Mcf gas and $85/Bbl oil.

Conclusions

Complementary Asset Positions	» Extensive overlap in top two asset areas: East Texas and Eagle Ford » Creates a leading East Texas position of ~207,000 net acres • Compelling inventory of high return, liquids-rich Cotton Valley Sand opportunities • Significant inventory of Haynesville drilling opportunities with compelling current economics and significant upside value » Complementary positions in the Eagle Ford, creating significant scale of ~65,000 net acres • Sabine's Eagle Ford results top 10% in the industry in 2013
Scale and Growth	» Combined 12/31/13 proved reserves of 1.5 Tcfe (71% gas) and 2014E production of ~345 Mmcfed (65% gas) based on respective company guidance » Substantial production and cash flow growth • Over 20% pro forma 2014E production growth
Operating Synergies	» Cost savings from reduced overhead and streamlined operations » Ability to optimize capital allocation on $800 - $825 million capital program » Will apply top tier operational results across portfolio
Capitalization	» Liquidity to fund drilling program through 2015 without accessing capital markets » Clear path to improving balance sheet through property divestments and optimized capital allocation - to be implemented as a top priority » First Reserve, an energy-focused private equity firm, remains a controlling shareholder

15

Appendix

Last Closing Date Transaction Step Sabine Oil & Gas Holdings II LLC Sabine Oil & Gas LLC (1) Forest’s existing 7.25% Senior Notes due 2019 (the “Forest 2019 Notes”). Forest’s existing 7.5% Senior Notes due 2020 (the “Forest 2020 Notes”). Sabine’s existing Second Lien Term Loan Due 2018 (the “Sabine Second Lien Term Loan”). Sabine’s existing 9.75% Senior Notes due 2017 (the “Sabine 2017 Notes”). Sabine Oil & Gas Corporation (“SABO”) (formerly New Forest Oil Inc.) Forest Oil Corporation (1) SOGH II and Sabine O&G will be merged with and into Forest Oil Corporation, with Forest Oil Corporation surviving. Shareholders Sabine Oil & Gas Holdings LLC

Resulting Debt Structure After Closing Date Transactions Forest and Sabine Subsidiaries(3)/Assets New $1,000 MM Borrowing Base Revolving Credit Facility Existing $578 MM Forest 2019 Notes(2) $222 MM Forest 2020 Notes(2) $650 MM Sabine Second Lien Term Loan $350 MM Sabine 2017 Notes Forest Oil Corporation (1) (1) Assumes only existing revolvers are replaced on closing date. (2) Change of Control tripped; put right exists; backstop financing commitments are in place for put. (3) Guarantors of Forest Oil Corporation debt, subject to certain exceptions. Shareholders Sabine Oil & Gas Corporation (“SABO”) (formerly New Forest Oil Inc.) Sabine Oil & Gas Holdings LLC (former holdco of Sabine Oil & Gas LLC)

Forward Looking Statements IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC In connection with the proposed transactions, New Forest Oil Inc. (which will be renamed Sabine Oil & Gas Corporation as of the closing of the proposed transaction) (“Holdco”) intends to file with the SEC a registration statement on Form S-4 that will include the proxy statement of Forest Oil Corporation that also constitutes a prospectus of Holdco. Each of Holdco and Forest Oil Corporation also plan to file other relevant documents with the SEC regarding the proposed transactions. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the joint proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by Holdco and Forest Oil Corporation with the SEC at the SEC’s website at www.sec.gov. You may also obtain these documents by contacting Holdco or Forest Oil Corporation at Forest Oil Corporation’s Investor Relations department at www.forestoil.com or by email at IR@forestoil.com. PARTICIPANTS IN THE SOLICITATION Holdco, Forest Oil Corporation, Sabine Oil & Gas LLC and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. Information about Forest Oil Corporation’s directors is available in Forest Oil Corporation’s proxy statement filed with the SEC on March 26, 2014, for its 2014 annual meeting of shareholders, and information about Forest Oil Corporation’s executive officers is available in Forest Oil Corporation’s Annual Report to shareholders filed with the SEC on February 26, 2014. Information about Sabine Oil & Gas LLC’s directors and executive officers was filed by Sabine Oil & Gas LLC with the SEC on May 6, 2014 pursuant to Rule 14a-12 promulgated under the Securities Exchange Act of 1934. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transactions when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Holdco or Forest Oil Corporation using the sources indicated above. This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS This document contains forward-looking statements concerning the proposed transactions, its financial and business impact, management’s beliefs and objectives with respect thereto, and management’s current expectations for future operating and financial performance, based on assumptions currently believed to be valid. Forward-looking statements are all statements other than statements of historical facts. The words “anticipates,” “may,” “can,” “plans,” “believes,” “estimates,” “expects,” “projects,” “intends,” “likely,” “will,” “should,” “to be,” and any similar expressions or other words of similar meaning are intended to identify those assertions as forward-looking statements. It is uncertain whether the events anticipated will transpire, or if they do occur what impact they will have on the results of operations and financial condition of Holdco, Forest Oil Corporation or Sabine Oil & Gas LLC. These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those anticipated, including but not limited to the ability of the parties to satisfy the conditions precedent and consummate the proposed transactions, the timing of consummation of the proposed transactions, the ability of the parties to secure regulatory approvals in a timely manner or on the terms desired or anticipated, the ability of Holdco to integrate the acquired operations, the ability to implement the anticipated business plans following closing and achieve anticipated benefits and savings, and the ability to realize opportunities for growth. Other important economic, political, regulatory, legal, technological, competitive and other uncertainties are identified in the documents filed with the SEC by Holdco or Forest Oil Corporation from time to time, including Forest Oil Corporation’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K. For additional information on the risks and uncertainties that could impact Sabine Oil & Gas LLC’s business and operations, please see the Annual Report posted to the investor relations section of its web site at www.sabineoil.com. The forwardlooking statements including in this document are made only as of the date hereof. None of Holdco, Forest Oil Corporation nor Sabine Oil & Gas LLC undertakes any obligation to update the forward-looking statements included in this document to reflect subsequent events or circumstances.